Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED
2006 NOV -7 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

27 October 2006

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

06018217

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Substantial shareholder notification – Barclays plc
2. Substantial shareholder notification – Capital Group of Companies

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

Regulatory Announcement

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	09:24 17-Oct-06
Number	5659K


Michael Page
INTERNATIONAL

RNS Number:5659K
Michael Page International PLC
17 October 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

UNKNOWN

9) Class of security

ORDINARY SHARES

10) Date of transaction

12/10//06

11) Date company informed

16/10/06

12) Total holding following this notification

16,223,821

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

4.81%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM

16) Name and signature of authorised company official responsible for making this notification

J. TATHAM

Date of Notification

16/10/2006

LEGAL ENTITY REPORT

MICHAEL PAGE INTL SEDOL: 3023231

As at 11 October 2006 Barclays PLC through the legal entities listed below, had a notifiable interest in 16,223,821 ORD GBP0.01 representing 4.82% of the issued share capital of 336,485,071 units.

Legal Entity	Holding
Barclays Global Fund Advisors	138,435
Barclays Life Assurance Co Ltd	766,352
Barclays Global Investors Canada Ltd	25,173
Barclays Global Investors Japan Trust & Banking	390,245
Barclays Global Investors Australia Ltd	229,132
Barclays Capital Inc	308,890
Barclays Private Bank Ltd	21,500
Barclays Global Investors Ltd	7,439,879
Barclays Global Investors, N.A.	3,685,923
Barclays Capital Securities Ltd	2,995,680
Barclays Global Investors Japan Ltd	34,431
Gerrard Ltd	188,181

Group Holding 16,223,821

REGISTERED HOLDERS REPORT

MICHAEL PAGE INTL SEDOL: 3023231

As at 11 October 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 16,223,821 ORD GBP0.01 representing 4.82% of the issued share capital of 336,485,071 units.

Registered Holder	Account Designation	Holding
BANK OF NEW YORK		25,476
BARCLAYS CAPITAL NOMINEES LIMITED		2,995,680
BARCLAYS CAPITAL NOMINEES LIMITED		308,890
BNP PARIBAS		17,059
BOISS NOMINEES LTD	4224361	317,220
Barclays Global Investors Canada		25,173
CHASE NOMINEES LTD	16376	170,533
CHASE NOMINEES LTD	20947	3,680,477
CHASE NOMINEES LTD	21359	269,432
CHASE NOMINEES LTD	28270	185,189
CIBC MELLON GLOBAL SECURITIES		13,261
Greig Middleton Nominees Limited (GM1)		47,700
INVESTORS BANK AND TRUST CO.		3,227,215
INVESTORS BANK AND TRUST CO.		138,435
JP MORGAN (BGI CUSTODY)	16331	93,516
JP MORGAN (BGI CUSTODY)	16341	326,289
JP MORGAN (BGI CUSTODY)	16344	68,199
JP MORGAN (BGI CUSTODY)	16345	93,159
JP MORGAN (BGI CUSTODY)	16400	2,689,430
JP MORGAN (BGI CUSTODY)	18409	312,787
JP MORGAN CHASE BANK		11,219
JP MORGAN CHASE BANK		229,132
JPMorgan Chase Bank		25,112
JPMorgan Chase Bank		390,245
MELLON TRUST OF NEW ENGLAND		18,216
Mellon Trust - US CUSTODIAN/		44,937
Mitsui Asset		6,129
NORTHERN TRUST BANK -BGI SEPA		77,544
R C Greig Nominees Limited		71,085
R C Greig Nominees Limited GP1		5,950
R C Greig Nominees Limited SA1		25,461
R C Greig Nominees Limited a/c AK1		21,915
R C Greig Nominees Limited a/c BL1		6,980
R C Greig Nominees Limited a/c CM1		9,090
STATE STREET BANK AND TRUST		6,864
STATE STREET BOSTON		192,428
STATE STREET TRUST OF CANADA -		30,340
The Northern Trust Company - U		21,364
Trust & Custody Services Bank		3,190
ZEBAN NOMINEES LIMITED		21,500
	Total	16,223,821

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	12:54 27-Oct-06
Number	1517L



RNS Number:1517L
Michael Page International PLC
27 October 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

CAPITAL GROUP OF COMPANIES AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

UNKNOWN

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

25/10/2006

11) Date listed company informed

26/10/2006

12) Total holding following this notification

21,153,356

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

6.3%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

J. TATHAM

01932 264143

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

J. TATHAM

Date of Notification ..... 27 OCT 2006 ....

Schedule of holdings in Michael Page International plc
As of 25 October 2006

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited	50,100
Chase Nominees Limited	532,864
Midland Bank plc	80,800
Nortrust Nominees	299,861
TOTAL	963,625

Schedule B

Capital International Limited

Registered Name		Local Shares
State Street Nominees Limited		12,600
Bank of New York Nominees		294,372
Northern Trust		285,908
Chase Nominees Limited		463,554
Midland Bank plc		22,200
Morgan Guaranty		77,800
Nortrust Nominees		376,000
State Street Bank & Trust Co.		69,200
Citibank NA Toronto		133,000
HSBC Bank plc		265,300
Mellon Bank N.A		48,700
Bank One London		14,400
Nordea Bank		55,172
	TOTAL	2,118,206

Schedule B

Capital International SA

Registered Name		Local Shares
Chase Nominees Limited		133,800
Midland Bank Plc		6,100
Pictet & Cie, Geneva		20,200
State Street Bank & Trust Co.		13,800
Lloyds Bank		7,300
HSBC Bank plc		91,700
	TOTAL	272,900

Schedule B

Capital international. Inc.

Registered Name		Local Shares
Chase Nominees Limited		36,000
Nortrust Nominees		32,600
HSBC Bank plc		14,000
	TOTAL	82,600

Schedule B

Capital Research and Management Company

Registered Name		Local Shares
State Street Nominees Limited		7,681,390
Chase Nominees Limited		9,976,235
JPM Nominees Ltd		35,000
State Street Bank & Trust Co.		23,400
	TOTAL	17,716,025

This information is provided by RNS
The company news service from the London Stock Exchange

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